2361 McGaw Ave.
Irvine, CA 92614

March 20, 2014

Via EDGAR Correspondence

Amanda Ravitz

Assistant Director

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Acceleration of Effective DatePro-Dex, Inc. Registration Statement on Form S-3 File No. 333-192906

Dear Ms. Ravitz:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Pro-Dex, Inc. (the “Company”) hereby requests that the effective date of the above referenced Registration Statement (the “Registration Statement”) be accelerated so that the Registration Statement, as then amended, becomes effective under the Securities Act by 4:00 p.m., Eastern Time, on March 21, 2014, or as soon thereafter as practicable.

The Company hereby affirms that it is aware of its obligations under the Securities Act. In connection with the foregoing request, the Company further acknowledges that:

•	should the Securities and Exchange Commission (“Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

PRO-DEX, INC.

By:	/s/ HAROLD A. HURWITZ Harold A. Hurwitz Chief Executive Officer